Issuer Free Writing Prospectus, Dated May 6, 2011

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement Dated May 5, 2011

and Registration Statement No. 333-171825

1,517,978 UNITS

China Metro-Rural Holdings Limited

May 6, 2011

This issuer free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus supplement filed by China Metro-Rural Holdings Limited (the “Company”) with the Securities and Exchange Commission on May 5, 2011 and the Company’s Registration Statement on Form F-3 (File No. 333-171825). This issuer free writing prospectus sets forth the final pricing information related to the offering of 1,517,978 units. Each unit consists of one ordinary share of the Company and a warrant to purchase 65% of one ordinary share of the Company.

PRICING TERM SHEET

Issuer:	China Metro-Rural Holdings Limited.

Underwriter:	Maxim Group LLC (“Maxim”) is the Sole Underwriter.

Securities:	1,517,978 units (without 15% over-allotment option) (“Units”); each Unit consists of one ordinary share of the Company and warrants to purchase 65% of one of the Company’s ordinary shares (the “Warrants”).

Use of Proceeds:

For the acquisition of land use rights for China Northeast Logistics City – Dezhou, additional capital for Phase II construction of China Northeast Logistics City – Tieling and for the Company’s general corporate purposes.

Purchase Price per Unit:	$2.88.

Aggregate Proceeds to Issuer:	We will receive net proceeds of approximately $3.26 million from our sale of 1,517,978 Units in this offering, after deducting the underwriting discount and commissions and $850,000 of estimated offering expenses payable by us.

Warrants:	65% Warrant coverage with an exercise price equal to 120% of the unit price. The Warrants will have a term of three (3) years from the date of issuance and will be exercisable on a cash or cashless basis. The Ordinary Shares issuable on exercise of the Warrants shall be eligible for resale pursuant to the Company’s effective F-3 registration statement.

Warrant Make Good	- If for the fiscal year ended March 31, 2011 the Company’s adjusted EBITDA is less than US$20
Adjustment:	million, then the exercise price of the warrants shall be adjusted to US$0.001.

- If for the fiscal year ended March 31, 2012 the Company’s adjusted EBITDA:

a) is less than US$35.0 million, then the exercise price of the warrants shall be adjusted to US$0.001;

b) is equal to or greater than US$35.0 million, but less than US$42.5 million, then the exercise price of the warrants shall be adjusted to 70% of the purchase price for a unit in this offering; or

c) is equal to or greater than US$42.5 million, but less than US$50.0 million, then the exercise price of the warrants shall be adjusted to 100% of the purchase price for a unit in this offering.

Registration:	All shares (includes shares underlying warrants) will be freely tradable upon closing pursuant to the Company’s effective F-3 registration statement.

Closing Date:	May 11th, 2011.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PRELIMINARY PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELMINARY PROSPECTUS IN THAT REGISTRATION STATEMENT AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY WRITTEN REQUEST TO CHINA METRO-RURAL HOLDINGS LIMITED, SUITE 2204, 22/F, SUN LIFE TOWER, THE GATEWAY, 15 CANTON ROAD, TSIMSHATSUI, KOWLOON, HONG KONG, TELEPHONE: 852-2111-3815.